                             Washington, D.C. 20549

                     -------------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                     INTERNATIONAL TECHNOLOGY  CORPORATION
                     -------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                  CUSIP NUMBER
                                   460465107
                                   ---------
                                 (CUSIP Number)

                              Daniel A. D'Aniello
                               The Carlyle Group
                         1001 Pennsylvania Avenue, N.W.
                                Suite 220 South
                             Washington, D.C. 20004
                                (202) 347-2626
                        ------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:
                            Bruce E. Rosenblum, Esq.
                                Latham & Watkins
                         1001 Pennsylvania Avenue, N.W.
                                   Suite 1300
                             Washington, D.C. 20004
                                 (202) 637-2200

                               November 20, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

      Check the following box if a fee is being paid with the statement:  [X]

                                  SCHEDULE 13D

CUSIP No. 460465107

1.  Name of Reporting Persons:
    Carlyle Partners II, L.P.

    IRS Identification Number of Above Person:
    51-1357731

2.  Check the Appropriate Box if a Member of a Group                    (a)  [ ]
                                                                        (b)  [X]
3.  SEC Use Only

4.  Source of Funds
    AF

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

6.  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power:                                                         0
                                                                    ------------
8.  Shared Voting Power:                                            6,158,162/1/
                                                                    ------------
9.  Sole Dispositive Power:                                                    0
                                                                    ------------
10. Shared Dispositive Power:                        (See Item 5(a))   1,706,542
                                                                    ------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                       6,158,162
                                                                    ------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                                                  [ ]

13.  Percent of Class Represented by Amount in Row (11):               38.63%/2/
                                                                    ------------
14.  Type of Reporting Person:
     PN

-------------------
/1/ Including (i) 1,396,250 shares receivable upon conversion of 11,170 Shares of Cumulative Convertible Participating Preferred Stock, (ii) 310,292 shares receivable upon exercise of certain warrants, and (iii) shares deemed beneficially owned pursuant to the Agreements Among Partners entered into by and among certain Reporting Persons. (See items 4, 5 and 6.)

/2/ Percentage calculated based on 15,937,628 shares which are calculated as described in Items 5(a).

                                  SCHEDULE 13D

CUSIP No. 460465107

1.  Name of Reporting Persons:
    Carlyle Partners III, L.P.

    IRS Identification Number of Above Person:
    51-0369721

2.  Check the Appropriate Box if a Member of a Group                    (a)  [ ]
                                                                        (b)  [X]
3.  SEC Use Only

4.  Source of Funds
    AF

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

6.  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power:                                                         0
                                                                    ------------
8.  Shared Voting Power:                                            6,158,162/1/
                                                                    ------------
9.  Sole Dispositive Power:                                                    0
                                                                    ------------
10. Shared Dispositive Power:                        (See Item 5(a))      77,913
                                                                    ------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                    6,158,162/1/
                                                                    ------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                                                  [ ]

13.  Percent of Class Represented by Amount in Row (11):               38.13%/2/
                                                                    ------------
14.  Type of Reporting Person:
     PN

---------------------
/1/ Including (i) 63,750 shares receivable upon conversion of 510 Shares of Cumulative Convertible Participating Preferred Stock, (ii) 14,163 shares receivable upon exercise of certain warrants, and (iii) shares deemed beneficially owned pursuant to the Agreements Among Partners entered into by and among certain Reporting Persons. (See items 4, 5 and 6.)

/2/ Percentage calculated based on 15,937,628 shares which are calculated as described in Items 5(a).

                                  SCHEDULE 13D

CUSIP No. 460465107

1.  Name of Reporting Persons:
    Carlyle International Partners II, L.P.

    IRS Identification Number of Above Person:
    N/A

2.  Check the Appropriate Box if a Member of a Group                    (a)  [ ]
                                                                        (b)  [X]
3.  SEC Use Only

4.  Source of Funds
    AF

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

6.  Citizenship or Place of Organization
    Cayman Islands

    Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power:                                                         0
                                                                    ------------
8.  Shared Voting Power:                                            1,440,543/1/
                                                                    ------------
9.  Sole Dispositive Power:                                                    0
                                                                    ------------
10. Shared Dispositive Power:                        (See Item 5(a))   1,440,543
                                                                    ------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                    1,440,543/1/
                                                                    ------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                                                  [ ]

13.  Percent of Class Represented by Amount in Row (11):                9.04%/2/
                                                                    ------------
14.  Type of Reporting Person:
     PN

-------------
/1/ Including (i) 1,178,625 shares receivable upon conversion of 9,429 Shares of Cumulative Convertible Participating Preferred Stock, and (ii) 261,918 shares receivable upon exercise of certain warrants. (See items 4, 5 and 6.)

/2/ Percentage calculated based on 15,937,628 shares which are calculated as described in Items 5(a).

                                  SCHEDULE 13D

CUSIP No. 460465107

1.  Name of Reporting Persons:
    Carlyle International Partners III, L.P.

    IRS Identification Number of Above Person:
    N/A

2.  Check the Appropriate Box if a Member of a Group                    (a)  [ ]
                                                                        (b)  [X]
3.  SEC Use Only

4.  Source of Funds
    AF

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

6.  Citizenship or Place of Organization
    Cayman Islands

    Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power:                                                         0
                                                                    ------------
8.  Shared Voting Power:                                               77,612/1/
                                                                    ------------
9.  Sole Dispositive Power:                                                    0
                                                                    ------------
10. Shared Dispositive Power:                        (See Item 5(a))      77,612
                                                                    ------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                       77,612/1/
                                                                    ------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                                                  [ ]

13.  Percent of Class Represented by Amount in Row (11):                 .49%/2/
                                                                    ------------
14.  Type of Reporting Person:
     PN

---------------
/1/ Including (i) 63,500 shares receivable upon conversion of 508 Shares of Cumulative Convertible Participating Preferred Stock, and (ii) 14,112 shares receivable upon exercise of certain warrants. (See items 4, 5 and 6.)

/2/ Percentage calculated based on 15,937,628 shares which are calculated as described in Items 5(a).

                                  SCHEDULE 13D

CUSIP No. 460465107

1.  Name of Reporting Persons:
    C/S International Partners

    IRS Identification Number of Above Person:
    N/A

2.  Check the Appropriate Box if a Member of a Group                    (a)  [ ]
                                                                        (b)  [X]
3.  SEC Use Only

4.  Source of Funds
    AF

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

6.  Citizenship or Place of Organization
    Cayman Islands

    Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power:                                                         0
                                                                    ------------
8.  Shared Voting Power:                                              324,347/1/
                                                                    ------------
9.  Sole Dispositive Power:                                                    0
                                                                    ------------
10. Shared Dispositive Power:                        (See Item 5(a))     324,347
                                                                    ------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                      324,347/1/
                                                                    ------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                                                  [ ]

13.  Percent of Class Represented by Amount in Row (11):                2.04%/2/
                                                                    ------------
14.  Type of Reporting Person:
     PN

---------------
/1/ Including (i) 265,375 shares receivable upon conversion of 2,123 Shares of Cumulative Convertible Participating Preferred Stock and (ii) 58,972 shares receivable upon exercise of certain warrants. (See items 4, 5 and 6.)

/2/ Percentage calculated based on 15,937,628 shares which are calculated as described in Items 5(a).

                                  SCHEDULE 13D

CUSIP No. 460465107

1.  Name of Reporting Persons:
    Carlyle Investment Group, L.P.

    IRS Identification Number of Above Person:
    51-0357730

2.  Check the Appropriate Box if a Member of a Group                    (a)  [ ]
                                                                        (b)  [X]

3.  SEC Use Only

4.  Source of Funds
    AF

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

6.  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power:                                                         0
                                                                    ------------
8.  Shared Voting Power:                                                1,826/1/
                                                                    ------------
9.  Sole Dispositive Power:                                                    0
                                                                    ------------
10. Shared Dispositive Power:                        (See Item 5(a))       1,826
                                                                    ------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                        1,826/1/
                                                                    ------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                                                  [ ]

13.  Percent of Class Represented by Amount in Row (11):                0.01%/2/
                                                                    ------------
14.  Type of Reporting Person:
     PN

---------------
/1/ Including (i) 1,500 shares receivable upon conversion of 12 Shares of Cumulative Convertible Participating Preferred Stock and (ii) 326 shares receivable upon exercise of certain warrants. (See items 4, 5 and 6.)

/2/ Percentage calculated based on 15,937,628 shares which are calculated as described in Items 5(a).

                                  SCHEDULE 13D

CUSIP No. 460465107

1.  Name of Reporting Persons:
    Carlyle-IT Partners, L.P.

    IRS Identification Number of Above Person:
    Application Pending

2.  Check the Appropriate Box if a Member of a Group                    (a)  [ ]
                                                                        (b)  [X]
3.  SEC Use Only

4.  Source of Funds
    AF

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

6.  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power:                                                         0
                                                                    ------------
8.  Shared Voting Power:                                            6,158,162/1/
                                                                    ------------
9.  Sole Dispositive Power:                                                    0
                                                                    ------------
10. Shared Dispositive Power:                        (See Item 5(a))     186,849
                                                                    ------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                    6,158,162/1/
                                                                    ------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                                                  [ ]

13.  Percent of Class Represented by Amount in Row (11):               38.63%/2/
                                                                    ------------
14.  Type of Reporting Person:
     PN

---------------
/1/ Including (i) 152,875 shares receivable upon conversion of 1,223 Shares of Cumulative Convertible Participating Preferred Stock, (ii) 33,974 shares receivable upon exercise of certain warrants and (iii) shares deemed beneficially owned pursuant to the Agreements Among Partners entered into by and among certain Reporting Persons. (See items 4, 5 and 6.)

/2/ Percentage calculated based on 15,937,628 shares which are calculated as described in Items 5(a).

                                  SCHEDULE 13D

CUSIP No. 460465107

1.  Name of Reporting Persons:
    Carlyle-IT International Partners, L.P.

    IRS Identification Number of Above Person:
    N/A

2.  Check the Appropriate Box if a Member of a Group                    (a)  [ ]
                                                                        (b)  [X]
3.  SEC Use Only

4.  Source of Funds
    AF

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

6.  Citizenship or Place of Organization
    Cayman Islands

    Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power:                                                         0
                                                                    ------------
8.  Shared Voting Power:                                            2,226,142/1/
                                                                    ------------
9.  Sole Dispositive Power:                                                    0
                                                                    ------------
10. Shared Dispositive Power:                        (See Item 5(a))   2,226,142
                                                                    ------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                    2,226,142/1/
                                                                    ------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                                                  [ ]

13.  Percent of Class Represented by Amount in Row (11):               14.22%/2/
                                                                    ------------
14.  Type of Reporting Person:
     PN

---------------
/1/ Including (i) 1,854,125 shares receivable upon conversion of 14,833 Shares of Cumulative Convertible Participating Preferred Stock and (ii) 412,017 shares receivable upon exercise of certain warrants. (See items 4, 5 and 6.)

/2/ Percentage calculated based on 15,937,628 shares which are calculated as described in Items 5(a).

                                  SCHEDULE 13D

CUSIP No. 460465107

1.  Name of Reporting Persons:
    Carlyle-IT International Partners II, L.P.

    IRS Identification Number of Above Person:
    N/A

2.  Check the Appropriate Box if a Member of a Group                    (a)  [ ]
                                                                        (b)  [X]
3.  SEC Use Only

4.  Source of Funds
    AF

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

6.  Citizenship or Place of Organization
    Cayman Islands

    Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power:                                                         0
                                                                    ------------
8.  Shared Voting Power:                                               76,389/1/
                                                                    ------------
9.  Sole Dispositive Power:                                                    0
                                                                    ------------
10. Shared Dispositive Power:                        (See Item 5(a))      76,389
                                                                    ------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                       76,389/1/
                                                                    ------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                                                  [ ]

13.  Percent of Class Represented by Amount in Row (11):                 .48%/2/
                                                                    ------------
14.  Type of Reporting Person:
     PN

---------------
/1/ Including (i) 62,500 shares receivable upon conversion of 500 Shares of Cumulative Convertible Participating Preferred Stock (ii) 13,889 shares receivable upon exercise of certain warrants. (See items 4, 5 and 6.)

/2/ Percentage calculated based on 15,937,628 shares which are calculated as described in Items 5(a).

                                  SCHEDULE 13D

CUSIP No. 460465107

1.  Name of Reporting Persons:
    TC Group, L.L.C. (d/b/a The Carlyle Group)

    IRS Identification Number of Above Person:
    54-1686957

2.  Check the Appropriate Box if a Member of a Group                    (a)  [ ]
                                                                        (b)  [X]
3.  SEC Use Only

4.  Source of Funds
    AF

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

6.  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power:                                                         0
                                                                    ------------
8.  Shared Voting Power:                                            6,158,162/1/
                                                                    ------------
9.  Sole Dispositive Power:                                                    0
                                                                    ------------
10. Shared Dispositive Power:                        (See Item 5(a))6,158,162/1/
                                                                    ------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                    6,158,162/1/
                                                                    ------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                                                  [ ]

13.  Percent of Class Represented by Amount in Row (11):               38.63%/2/
                                                                    ------------
14.  Type of Reporting Person:
     OO (Limited Liability Company)

---------------
/1/ Including 5,038,500 shares receivable by the Fund Partnerships (as defined in Item 2) upon conversion of 40,308 Shares of Cumulative Convertible Participating Preferred Stock and 1,119,662 shares receivable by the Fund Partnerships upon exercise of certain warrants, such shares deemed beneficially owned by the Reporting Person as the general partner of each Fund Partnership. (See items 4, 5 and 6.)

/2/ Percentage calculated based on 15,937,628 shares which are calculated as described in Items 5(a).

                                  SCHEDULE 13D

CUSIP No. 460465107

1.  Name of Reporting Persons:
    TCG Holdings, L.L.C.

    IRS Identification Number of Above Person:
    54-1686011

2.  Check the Appropriate Box if a Member of a Group                    (a)  [ ]
                                                                        (b)  [X]
3.  SEC Use Only

4.  Source of Funds
    AF

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

6.  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power:                                                         0
                                                                    ------------
8.  Shared Voting Power:                                            6,158,162/1/
                                                                    ------------
9.  Sole Dispositive Power:                                                    0
                                                                    ------------
10. Shared Dispositive Power:                        (See Item 5(a))6,158,162/1/
                                                                    ------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                    6,158,162/1/
                                                                    ------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                                                  [ ]

13.  Percent of Class Represented by Amount in Row (11):               38.63%/2/
                                                                    ------------
14.  Type of Reporting Person:
     OO (Limited Liability Company)

---------------
/1/ Including 5,038,500 shares receivable by the Fund Partnerships upon conversion of 40,308 Shares of Cumulative Convertible Participating Preferred Stock and 1,119,662 shares receivable by the Fund Partnerships upon exercise of certain warrants, such shares deemed beneficially owned by the Reporting Person as a member of the general partner of the Fund Partnership.

/2/ Percentage calculated based on 15,937,628 shares which are calculated as described in Items 5(a).

                                  SCHEDULE 13D

CUSIP No. 460465107

1.  Name of Reporting Persons:
    Carlyle Investment Management, L.L.C.

    IRS Identification Number of Above Person:
    52-1988385

2.  Check the Appropriate Box if a Member of a Group                    (a)  [ ]
                                                                        (b)  [X]
3.  SEC Use Only

4.  Source of Funds
    00

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

6.  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power:                                                716,838/1/
                                                                    ------------
8.  Shared Voting Power:                                                       0
                                                                    ------------
9.  Sole Dispositive Power:                          (See Item 5(a))     716,838
                                                                    ------------
10. Shared Dispositive Power:                                                  0
                                                                    ------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                      716,838/1/
                                                                    ------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                                                  [ ]

13.  Percent of Class Represented by Amount in Row (11):                4.50%/2/
                                                                    ------------
14.  Type of Reporting Person:
     OO* (Limited Liability Company)

---------------
/1/ Including 586,500 shares receivable upon conversion of 4,692 Shares of Cumulative Convertible Participating Preferred Stock 130,338 shares receivable upon exercise of certain warrants over which the Reporting Person possesses sole power of disposition and voting as investment advisor (See
    Item 2). (See also items 4, 5 and 6.)

/2/ Percentage calculated based on 15,937,628 shares which are calculated as described in Items 5(a).

ITEM 1. SECURITY AND ISSUER.


          The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of International Technology Corporation, a Delaware corporation (the "Company"). Each Reporting Person holds, directly or indirectly, (i) shares of Cumulative Convertible Participating Preferred Stock ("Preferred Stock"), convertible into shares of Common Stock, and (ii) Warrants to purchase shares of Common Stock (the "Warrants," and, together with the Preferred Stock, the "Securities"). The address of the Company is 23456 Hawthorne Boulevard, Torrance, California 90505.


ITEM 2. IDENTITY AND BACKGROUND.


          (a)-(c), (f) The names of the persons filing this Schedule are: (i) Carlyle Partners II, L.P. ("CPII"), a Delaware limited partnership; (ii) Carlyle Partners III, L.P. ("CPIII"), a Delaware limited partnership; (iii) Carlyle International Partners II L.P. ("CIPII"), a Cayman Islands limited partnership;
(iv) Carlyle International Partners III L.P. ("CIPIII"), a Cayman Islands limited partnership; (v) C/S International Partners ("C/SIP"), a Cayman Islands partnership, (vi) Carlyle Investment Group, L.P. ("CIG"), a Delaware limited partnership; (vii) Carlyle-IT Partners, L.P. ("CIT"), a Delaware limited partnership; (viii) Carlyle-IT International Partners, L.P. ("CITI"), a Cayman Islands limited partnership; (ix) Carlyle-IT International Partners II, L.P. ("CITII"), a Cayman Islands limited partnership; (collectively, the "Purchasers"); (x) TC Group, L.L.C. ("TC Group"), a Delaware limited liability company doing business as The Carlyle Group; (xi) TCG Holdings, L.L.C. ("TCG"), a Delaware limited liability company; and (xii) Carlyle Investment Management, L.L.C. ("CIM"), a Delaware limited liability company (collectively with TC Group, TCG and the Purchasers referred to herein as the "Reporting Persons"). CPII, CPIII, CIPII, CIPIII, C/SIP, CIG, CIT, CITI and CITII are sometimes referred to herein as the "Fund Partnerships."

          TC Group is the sole general partner of CPII, CPIII, CIG, and CIT.
TC Group is the sole managing general partner and Carlyle Investment Administration Limited, a Cayman Islands exempted company ("CIA"), is the administrative general partner of CIPII, CIPIII, CITI and CITII. TC Group is the sole managing general partner and Soros Capital Offshore Partners LDC, a Cayman Islands limited duration company ("SCOP"), is a co-general partner of C/SIP. CIM acts as investment advisor and manager with authority and responsibility to invest certain assets of the Florida Retirement System Trust Fund (the "Fund"), a tax-exempt entity under Section 401(a) of the Internal Revenue Code of 1986, as amended, on behalf of the State Board of Administration of Florida ("SBA"). William E. Conway, Jr., David A. D'Aniello and David M. Rubenstein (collectively, the "CIM Principals") are the executive officers of CIM and managing members of CIM. Each CIM Principal is a citizen and resident of the United States.

          TCG is the managing member of, and holds a controlling interest in TC Group. William E. Conway, Jr., Frank C. Carlucci, III, Daniel A. D'Aniello, Richard G. Darman, David M. Rubenstein and James A. Baker, III (collectively, the "TCG Principals") are the executive officers of TCG and managing members of TCG. Each TCG Principal is a citizen and resident of the United States.

          The principal business of each of the Purchasers is to acquire control investments in connection with, among other situations, management buyouts, restructurings, bankruptcies, and to make strategic investments in private and public companies. The principal business of each of TC Group, TCG and SCOP is that of a merchant and investment banking firm. The principal business of CIA is partnership administration. The principal occupation of each TCG Principal is the fulfillment of his duties as an officer of TCG. The principal business of CIM is that of an investment manager. The principal business of CIM is that of an investment manager. The principal occupation of each CIM Principal is the fulfillment of his duties as an officer of CIM.


          The principal business address of TC Group, TCG and the TCG Principals is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004. The principal business address of CPII, CPIII, CIG, CIM, the CIM Principals and CIT, is Delaware Trust Building, 900 Market Street, Suite 200, Wilmington, Delaware, 19801. The principal business address of CIPII, CIPIII, C/SIP, CITI, and CITII is Coutts & Co., P.O. Box 707, Cayman Islands, British West Indies. The principal business address of CIA is c/o Maples and Calder, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. The principal business address of SCOP is c/o Curacao Company NV, Grand Cayman, British West Indies. The principal business address of FSBA is 1801 Hermitage Boulevard, Tallahassee, Florida 32308.


          (d) and (e). During the last five years, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the TCG Principals or CIM Principals, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source of the consideration paid by the Purchasers was contributions from the partners of each individual Purchaser. The source of the consideration paid by CIM on behalf of SBA was the Fund.


ITEM 4. PURPOSE OF TRANSACTION.

          The acquisition of the Securities described in response to Item 1 by the Purchasers was consummated by the Reporting Persons as a long-term strategic investment in the Company. The acquisition by the Purchasers of the Securities from the Company was consummated on November 20, 1996. The aggregate consideration paid by CPII was $11,170,495. The aggregate consideration paid by CPIII was $509,863. The aggregate consideration paid by CIPII was $9,429,060. The aggregate consideration paid by CIPIII was $508,039. The aggregate consideration paid by C/SIP was $2,122,999. The aggregate consideration paid by CIG was $11,721. The aggregate consideration paid by CIT was $5,915,198. The aggregate consideration paid by CITI was $14,832,625. The aggregate consideration paid by CITII was $500,000. On

November 20, 1996, CIM acquired, on behalf of SBA from CIT, securities for an aggregate consideration of $4,692,147.


          All Securities held by the Reporting Persons are held by the Reporting Persons for investment purposes. Each Reporting Person may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional securities (including shares of Common Stock) of the Company in the open market or in privately negotiated transactions, by exchange offer or otherwise. Depending on the factors discussed herein, each Reporting Person may, from time to time, retain or sell all or a portion of his holdings of the Securities in the open market or in privately negotiated transactions, including, by way of distribution of some or all of the Securities to their partners or members, as applicable, the conversion of Preferred Stock into Common Stock or the exercise of Warrants. Each Reporting Person may also have discussions with management regarding methods of increasing sales, cash flow and profitability. Any actions that any Reporting Person might undertake will be dependent upon such person's review of numerous factors, including, among other things, the availability of Securities of the Company (including Common Stock) for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Company's business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and other future developments.


          The Purchasers acquired 45,000 shares of newly issued Preferred Stock which are convertible into Common Stock. The Purchasers also received immediately exercisable Warrants to purchase 5,000,000 additional shares of Common Stock. The terms and conditions for the conversion of the Preferred Stock are set forth in the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions Thereof of Cumulative Convertible Participating Preferred Stock of the Company, comprising a portion of the Company's Certificate of Incorporation. The acquisition was effected pursuant to the Securities Purchase Agreement dated August 28, 1996 by and between the Company and certain Purchasers identified therein (attached as Exhibit 2 hereto), as amended by that certain Amendment No. 1 to the Securities Purchase Agreement dated November 20, 1996 attached as Exhibit 3 hereto (as amended, the "Securities Purchase Agreement") and the terms and conditions for the exercise of the Warrants are set forth in the Warrant Agreement dated November 20, 1996 (the "Warrant Agreement") by and between the Company and certain Purchasers identified therein and attached hereto as Exhibit 4.


          For five years after consummation of the transaction, and, as long as the Purchasers and their affiliates continue to hold 20% of the aggregate voting power of the Company, the holders of the Preferred Stock, voting as a separate class, are entitled to elect a majority of the Company's Board of Directors.
The Company's Board consists of seven directors, four of whom are elected by the holders of the Preferred Shares and three of whom are elected by the holders of the Common Stock. At the end of the five-year period, and, as long as the Purchasers and their affiliates continue to hold 20% of the aggregate voting power of the Company, the holders of the Preferred Stock will be entitled to elect the largest number of directors which is a minority of the directors of the Company. In addition to their right to elect directors, holders of Preferred Stock are entitled to vote on all matters voted on by holders of

Common Stock, voting together with the Common Stock as a single class. With respect to such votes, each share of Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the number of shares of Common Stock into which such share of Preferred Stock is convertible on the date of such vote.


          The Preferred Stock is entitled to cumulative annual dividends, except that no dividends will be payable in the first year. Thereafter, dividends will be payable quarterly in kind for one year at the rate of 3% per annum and in cash thereafter at the rate of 6% per annum. In addition, the Preferred Stock has the right to participate in any dividends paid with respect to the Common Stock, on the basis of the number of shares of Common Stock into which it may be converted. Immediately prior to the issuance of the Securities, the Company's Certificate of Incorporation was amended to effect a one-for-four reverse stock split pursuant to which each four shares of Common Stock were exchanged for one share of Common Stock and to reduce the par value from $1.00 to $.01 per share. After giving effect to this reverse stock split, the Reporting Persons hold, in the aggregate, 5,625,000 shares of Preferred Stock and 1,250,000 Warrants.


          The transaction documents contain a requirement for approval by a majority of the directors not elected by the holders of the Preferred Stock for any acquisition of additional shares of capital stock of the Company by TC Group or its affiliates if such acquisition would result in TC Group or its affiliates holding 75% or more of the general voting power of the Company.


          Pursuant to the Agreement Among Partnerships (CP II) dated on or about November 20, 1996 (the "CPII Agreement") and attached hereto as Exhibit 5, by and among certain Purchasers identified therein, such Purchasers agree that CPII shall be entitled to designate as nominee for election to the Company's Board of Directors one director that the Purchasers are entitled to elect as holders of the Company's Preferred Stock and the Purchasers further agreed to elect such person to the Company's Board of Directors. Pursuant to the Agreement Among Partnerships (CP III) dated on or about November 20, 1996 (the "CPIII Agreement") and attached hereto as Exhibit 6, by and among certain Purchasers identified therein, such Purchasers agree that CPIII shall be entitled to designate as nominee for election to the Company's Board of Directors one director that the Purchasers are entitled to elect as holders of the Company's Preferred Stock and the Purchasers further agreed to elect such person to the Company's Board of Directors. Pursuant to the Agreement Among Partnerships
(CITP) dated on or about November 20, 1996 (the "CIT Agreement" and together with the CPII Agreement and the CPIII Agreement the "Agreements Among Partnerships") and attached hereto as Exhibit 7, by and among certain Purchasers identified therein, such Purchasers agree that CIT shall be entitled to designate as nominee for election to the Company's Board of Directors one director that the Purchasers are entitled to elect as holders of the Company's voting stock and the Purchasers further agreed to elect such person to the Company's Board of Directors.


          Although the foregoing reflects activities presently contemplated by each Reporting Person with respect to the Company, the foregoing is subject to change at any time.

          Other than as described above, the Reporting Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any persons; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above.


               [Remainder Of This Page Intentionally Left Blank]

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Shares of Common Stock Beneficially Owned

-------------------------------------------------------------------------------
             RIGHT TO COMMON       WARRANTS:
               STOCK UPON           RIGHT
              CONVERSION OF      TO PURCHASE          TOTAL
               CONVERTIBLE       COMMON STOCK       BENEFICIAL
             PREFERRED STOCK   FROM THE COMPANY     OWNERSHIP
-------------------------------------------------------------------------------

CPII/1/        1,396,250             310,292         1,706,542
-------------------------------------------------------------------------------
CPIII/1/          63,750              14,163            77,913
-------------------------------------------------------------------------------
CIPII          1,178,625             261,918         1,440,543
-------------------------------------------------------------------------------
CIPIII            63,500              14,112            77,612
-------------------------------------------------------------------------------
C/SIP            265,375              58,972           324,347
-------------------------------------------------------------------------------
CIG                1,500                 326             1,826
-------------------------------------------------------------------------------
CIT/1/           152,875              33,974           186,849
-------------------------------------------------------------------------------
CITI           1,854,125             412,017         2,266,142
-------------------------------------------------------------------------------
CITII             62,500              13,889            76,389
-------------------------------------------------------------------------------
TC GROUP       5,038,500           1,119,662         6,158,162
-------------------------------------------------------------------------------
TCG            5,038,500           1,119,662         6,158,162
-------------------------------------------------------------------------------
CIM              586,500             130,338           716,838
-------------------------------------------------------------------------------
REPORTING      5,625,000           1,250,000         6,875,000
PERSONS
-------------------------------------------------------------------------------

--------------
/1/ See Item 5(b) for a discussion of the beneficial ownerships of CPII, CPIII and CIT as parties to the CPII Agreement, the CPIII Agreement and the CIT Agreement, respectively.

(a) (continued)   Approximate Percentage of Common Stock of the Company
                  Beneficially Owned./1/

-------------------------------------------------------------------------------
             RIGHT TO COMMON       WARRANTS:
               STOCK UPON           RIGHT
              CONVERSION OF      TO PURCHASE          TOTAL
               CONVERTIBLE       COMMON STOCK       BENEFICIAL
             PREFERRED STOCK   FROM THE COMPANY     OWNERSHIP
-------------------------------------------------------------------------------

CPII/1/            8.76%             1.95%           10.71%
-------------------------------------------------------------------------------
CPIII/2/            .40%              .09%           .49%
-------------------------------------------------------------------------------
CIPII              7.40%             1.64%           9.04%
-------------------------------------------------------------------------------
CIPIII              .40%              .09%           .49%
-------------------------------------------------------------------------------
C/SIP              1.67%              .37%           2.04%
-------------------------------------------------------------------------------
CIG                 .01%              .00%           .01%
-------------------------------------------------------------------------------
CIT/2/              .96%              .21%           1.17%
-------------------------------------------------------------------------------
CITI              11.63%             2.59%           14.22%
-------------------------------------------------------------------------------
CITII               .39%              .09%           .48%
-------------------------------------------------------------------------------
TC GROUP          31.61%             7.02%           38.63%
-------------------------------------------------------------------------------
TCG               31.61%             7.02%           38.63%
-------------------------------------------------------------------------------
CIM                3.68%              .82%           4.50%
-------------------------------------------------------------------------------
REPORTING         35.29%             7.84%           43.13%
PERSONS
-------------------------------------------------------------------------------

-----------------
/1/ All percentages calculated based on 15,937,628 shares which equals the total shares of Common Stock reported by the Company as presently issued and outstanding (after giving effect to a one-for-four reverse stock split) plus 5,650,000 shares of Common Stock issuable upon conversion of the Preferred Stock and 1,250,000 shares of Common Stock that will be issued upon exercise of the Purchaser's Warrants. Includes 5,038,500 shares receivable by the Fund Partnerships upon conversion of 40,308 shares of Cumulative Convertible Participating Preferred Stock and 1,119,662 shares receivable by the Funds Partnerships upon exercise of certain warrants, such shares deemed beneficially owned by the Reporting Person as a member of the general partner of the Fund Partnerships.

/2/ See Item 5(b) for a discussion of the beneficial ownerships of CPII, CPIII and CIT as parties to the CPII Agreement, the CPIII Agreement and the CIT Agreement, respectively.

          (b) CPII is currently the beneficial owner of 11,170 shares of Preferred Stock (which converts into 1,396,250 shares of Common Stock) and Warrants to purchase 310,292 shares of Common Stock. CPII has the power to vote and dispose all such shares, totaling 1,706,542. CPII shares the power to vote and the power to dispose these shares with TC Group as its general partner. Pursuant to the CPIII Agreement and the CIT Agreement more fully described in Items 4 and 6, CPII shares the power to vote these shares with CPIII and CIT. Pursuant to the CPII Agreement more fully described in Items 4 and 6, CPII has shared power to vote the 6,158,162 shares beneficially owned by the other Purchasers. CPII further shares this power to vote with TC Group as its general partner.


          CPIII is currently the beneficial owner of 510 shares of Preferred Stock (which converts into 63,750 shares of Common Stock) and Warrants to purchase 14,163 shares of Common Stock. CPIII has the power to vote and dispose all such shares, totaling 77,913. CPIII shares the power to vote and the power to dispose these shares with TC Group as its general partner. Pursuant to the CPII Agreement and the CIT Agreement more fully described in Items 4 and 6, CPIII shares the power to vote these shares with CPII and CIT. Pursuant to the CPIII Agreement more fully described in Items 4 and 6, CPIII has shared power to vote the 6,158,162 shares beneficially owned by the Purchasers. CPIII further shares this power to vote with TC Group as its general partner.


          CIPII is currently the beneficial owner of 9,429 shares of Preferred Stock (which converts into 1,178,625 shares of Common Stock) and Warrants to purchase 261,198 shares of Common Stock. CIPII has the power to vote and dispose all such shares, totaling 1,440,543. CIPII shares the power to vote and the power to dispose these shares with TC Group as its managing general partner. Pursuant to the Agreements Among Partnerships more fully described in Items 4 and 6, CIPII shares the power to vote these shares with CPII, CPIII, and CIT.


          CIPIII is currently the beneficial owner of 508 shares of Preferred Stock (which converts into 63,500 shares of Common Stock) and Warrants to purchase 14,112 shares of Common Stock. CIPIII has the power to vote and dispose all such shares, totaling 77,612. CIPIII shares the power to vote and the power to dispose these shares with TC Group as its managing general partner. Pursuant to the Agreements Among Partnerships more fully described in Items 4 and 6, CIPIII shares the power to vote these shares with CPII, CPIII, and CIT.


          C/SIP is currently the beneficial owner of 2,123 shares of Preferred Stock (which converts into 265,375 shares of Common Stock) and Warrants to purchase 58,972 shares of Common Stock. C/SIP has the power to vote and dispose all such shares, totaling 324,347. C/SIP shares the power to vote and the power to dispose these shares with TC Group as its managing general partner. Pursuant to the Agreements Among Partnerships more fully described in Items 4 and 6, C/SIP shares the power to vote these shares with CPII, CPIII, and CIT.


          CIG is currently the beneficial owner of 12 shares of Preferred Stock (which converts into 1,500 shares of Common Stock) and Warrants to purchase 326 shares of Common Stock. CIG has the power to vote and dispose all such shares, totaling 1,826. CIG shares the power to vote and the power to dispose these shares with TC Group as its general partner. Pursuant to the Agreements Among Partnerships more fully described in Items 4 and 6, CIG shares the power to vote these shares with CPII, CPIII, and CIT.


          CIT is currently the beneficial owner of 1223 shares of Preferred Stock (which converts into 152,875 shares of Common Stock) and Warrants to purchase 33,974 shares of Common Stock. CIT has the power to vote and dispose all such shares, totaling 186,849. CIT shares the power to vote and the power to dispose these shares with TC Group as its general partner. Pursuant to the CPII Agreement and the CPIII Agreement more fully described in Items 4 and 6, CIT shares the power to vote these shares with CPII and CPIII. Pursuant to the CIT Agreement more fully more described in Items 4 and 6, CIT has shared power to vote the 6,875,000 shares beneficially owned by the Purchasers. CIT further shares this power to vote with TC Group as its general partner.


          CITI is currently the beneficial owner of 14,833 shares of Preferred Stock (which converts into 1,854,125 shares of Common Stock) and Warrants to purchase 412,017 shares of Common Stock. CITI has the power to vote and dispose all such shares, totaling 2,266,142. CITI shares the power to vote and the power to dispose these shares with TC Group as its managing general partner. Pursuant to the Agreements Among Partnerships more fully described in Items 4 and 6, CITI shares the power to vote these shares with CPII, CPIII, and CIT.


          CITII is currently the beneficial owner of 500 shares of Preferred Stock (which converts into 62,500 shares of Common Stock) and Warrants to purchase 13,889 shares of Common Stock. CITII has the power to vote and dispose all such shares, totaling 76,389. CITII shares the power to vote and the power to dispose these shares with TC Group as its managing general partner. Pursuant to the Agreements Among Partnerships more fully described in Items 4 and 6, CITII shares the power to vote these shares with CPII, CPIII, and CIT.


          TC Group is deemed to be the beneficial owner of 40,308 shares of Preferred Stock (which converts into 5,038,500 shares of Common Stock) and Warrants to purchase 1,119,662 shares of Common Stock as the general partner of CPII, CPIII, CIG, and CIT, as the managing general partner of CIPII, CIPIII, C/SIP, CITI, and CITII. TC Group is deemed to share voting and disposal rights of all such shares, totaling 6,158,162 as the general partner of CPII, CPIII, CIG, and CIT, as the managing general partner of CIPII, CIPIII, C/SIP, CITI, and CITII. TCG, as a member holding a controlling interest in TC Group, is deemed to share all rights herein described belonging to TC Group.


          As investment advisor to SBA, CIM is currently deemed to be the beneficial owner of 4,692 shares of Preferred Stock (which converts into 586,500 shares of Common Stock) and Warrants to purchase 130,338 shares of Common Stock. CIM has the power to vote and dispose all such shares, totaling 716,838.
Because certain TCG Principals are also CIM Principals, CIM may be deemed to be part of the group of other Reporting Persons and thus may be deemed to share beneficial ownership of any shares of Common Stock owned by the other Reporting Persons.

          Reporting Persons are the beneficial owner of 45,000 shares of Preferred Stock (which converts into 5,625,000 shares of Common Stock) and 1,250,000 Warrants to purchase 1,250,000 shares of Common Stock. Reporting Persons thus have voting rights and disposal rights of all such shares, totaling 6,875,000.


          CIA does not have the power to vote or dispose of the Company's Common Stock under the partnership agreements of CIPII, CIPIII, CITI, or CITII. SCOP does not have the power to vote or dispose of the Securities under the partnership agreement of C/SIP. Therefore, CIA and SCOP are not deemed beneficial owners of any of the securities of the Company held by the Reporting Persons.


          William E. Conway, Jr., Frank C. Carlucci, III, Daniel A. D'Aniello, Richard G. Darman, David M. Rubenstein and James A. Baker, III are managing members of TCG, and, in such capacity, such individuals may be deemed to share beneficial ownership of any shares of Common Stock owned by TCG. Such individuals expressly disclaim any such beneficial ownership.


          (c)  Not applicable.


          (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock of the Company owned by the Reporting Persons.


          (e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS

          WITH RESPECT TO SECURITIES OF THE ISSUER.


          On August 28, 1996, certain Purchasers entered into the Securities Purchase Agreement with the Company pursuant to which the Company sold and the Purchasers purchased, on November 20, 1996, 45,000 shares of newly issued Preferred Stock and Warrants to purchase 5,000,000 shares of Common Stock for an aggregate price of $45,000,000. The terms and conditions of the Warrants are set forth in the Warrant Exhibit attached hereto as Exhibit 4. The Company and the Purchasers also entered into a Registration Rights Agreement (the "Registration Rights Agreement") on November 20, 1996, attached hereto as
Exhibit 8, pursuant to which upon conversion of the Preferred Stock or exercise of the Warrants, a holder of such Preferred Stock or Warrants shall be entitled to certain registration rights with the Securities and Exchange Commission described therein. Those certain Purchasers referred to herein are identified in the Securities Purchase Agreement.


          Pursuant to the CPII Agreement, the Purchasers agreed that: CPII shall be entitled to designate as nominee for election to the Company's Board of Directors one director that the Purchasers are entitled to elect as holders of the Company's Preferred Stock; the Purchasers further agreed to elect such person to the Company's Board of Directors; and in the event that any Purchaser fails or refuses to vote its shares of voting stock, CPII shall have an irrevocable proxy to vote such shares. Pursuant to the CPIII Agreement, the Purchasers agreed that: CPIII shall be entitled to designate as nominee for election to the Company's Board of Directors one director that the Purchasers are entitled to elect as holders of the Company's Preferred Stock; the Purchasers further agreed to elect such person to the Company's Board of Directors; and in the event that any Purchaser fails or refuses to vote its shares of voting stock, CPIII shall have an irrevocable proxy to vote such shares. Pursuant to the CIT Agreement, the Purchasers agreed that: CIT shall be entitled to designate as nominee for election to the Company's Board of Directors one director that the Purchasers are entitled to elect as holders of the Company's Preferred Stock; the Purchasers further agreed to elect such person to the Company's Board of Directors; and in the event that any Purchaser fails or refuses to vote its shares of voting stock, CIT shall have an irrevocable proxy to vote such shares.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1. Joint Filing Agreement dated as of November 27, 1996, by and among CPII, CPIII, CIPII, CIPIII, C/SIP, CIG, CIM, CIT, CITI, CITII, TC Group, and TCG.


Exhibit 2. Securities Purchase Agreement, dated as of August 28, 1996, by and among the Company and certain Purchasers identified therein.


Exhibit 3. Amendment No. 1 to the Securities Purchase Agreement dated November 20, 1996, by and among the Company and certain Purchasers identified therein.


Exhibit 4. Warrant Agreement, dated as of November 20, 1996, by and among the Company and certain Purchasers identified therein.


Exhibit 5. Agreement Among Partnerships (CP II) dated on or about November 20, 1996 by and among CPII, CPIII, CIPII, CIPIII, C/SIP, CIG, CIT, CITI, CITII.


Exhibit 6. Agreement Among Partnerships (CP III) dated on or about November 20, 1996 by and among CPII, CPIII, CIPII, CIPIII, C/SIP, CIG, CIT, CITI, CITII.


Exhibit 7. Agreement Among Partnerships (CITP) dated on or about November 20, 1996 by and among CPII, CPIII, CIPII, CIPIII, C/SIP, CIG, CIT, CITI, CITII.


Exhibit 8. Registration Rights Agreement, dated as of November 20, 1996, by and among the Company and certain Purchasers identified therein.

                                   SIGNATURE


          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 1996

                              CARLYLE PARTNERS II, L.P.

                              By:  TC Group, L.L.C., its General Partner

                                    By:  TCG Holdings, L.L.C., its Managing
                                         Member

                              By:     /s/ Daniel A. D'Aniello
                                    ---------------------------------------
                              Name:   Daniel A. D'Aniello
                                    ---------------------------------------
                              Title:  Managing Director
                                    ---------------------------------------



                              CARLYLE PARTNERS III L.P.

                              By:  TC Group, L.L.C., its General Partner

                                    By:  TCG Holdings, L.L.C., its Managing
                                         Member

                              By:     /s/ Daniel A. D'Aniello
                                    ---------------------------------------
                              Name:   Daniel A. D'Aniello
                                    ---------------------------------------
                              Title:  Managing Director
                                    ---------------------------------------


                              CARLYLE INTERNATIONAL PARTNERS II, L.P.

                              By:  TC Group, L.L.C., its General Partner

                                    By:  TCG Holdings, L.L.C., its Managing
                                         Member

                              By:     /s/ Daniel A. D'Aniello
                                    ---------------------------------------
                              Name:   Daniel A. D'Aniello
                                    ---------------------------------------
                              Title:  Managing Director
                                    ---------------------------------------

                              CARLYLE INTERNATIONAL PARTNERS III, L.P.

                              By:  TC Group, L.L.C., its General Partner

                                   By:  TCG Holdings, L.L.C., its Managing
                                        Member

                              By:     /s/ Daniel A. D'Aniello
                                    ---------------------------------------
                              Name:   Daniel A. D'Aniello
                                    ---------------------------------------
                              Title:  Managing Director
                                    ---------------------------------------


                              C/S INTERNATIONAL PARTNERS

                              By:  TC Group, L.L.C., its General Partner

                                    By:  TCG Holdings, L.L.C., its Managing
                                         Member

                              By:     /s/ Daniel A. D'Aniello
                                    ---------------------------------------
                              Name:   Daniel A. D'Aniello
                                    ---------------------------------------
                              Title:  Managing Director
                                    ---------------------------------------


                              CARLYLE INVESTMENT GROUP, L.P.

                              By:  TC Group, L.L.C., its General Partner

                                    By:  TCG Holdings, L.L.C., its Managing
                                         Member

                              By:     /s/ Daniel A. D'Aniello
                                    ---------------------------------------
                              Name:   Daniel A. D'Aniello
                                    ---------------------------------------
                              Title:  Managing Director
                                    ---------------------------------------

                              CARLYLE-IT PARTNERS, L.P.

                              By:  TC Group, L.L.C., its General Partner

                                    By:  TCG Holdings, L.L.C., its Managing
                                         Member

                              By:     /s/ Daniel A. D'Aniello
                                    ---------------------------------------
                              Name:   Daniel A. D'Aniello
                                    ---------------------------------------
                              Title:  Managing Director
                                    ---------------------------------------


                              CARLYLE-IT INTERNATIONAL PARTNERS, L.P.

                              By:  TC Group, L.L.C., its General Partner

                                    By:  TCG Holdings, L.L.C., its Managing
                                         Member

                              By:     /s/ Daniel A. D'Aniello
                                    ---------------------------------------
                              Name:   Daniel A. D'Aniello
                                    ---------------------------------------
                              Title:  Managing Director
                                    ---------------------------------------

                              CARLYLE-IT INTERNATIONAL PARTNERS II, L.P.

                              By:  TC Group, L.L.C., its General Partner

                                    By:  TCG Holdings, L.L.C., its Managing
                                         Member


                              By:     /s/ Daniel A. D'Aniello
                                    ---------------------------------------
                              Name:   Daniel A. D'Aniello
                                    ---------------------------------------
                              Title:  Managing Director
                                    ---------------------------------------


                              CARLYLE INVESTMENT MANAGEMENT, L.L.C.

                              By:     /s/ Daniel A. D'Aniello
                                    ---------------------------------------
                              Name:   Daniel A. D'Aniello
                                    ---------------------------------------
                              Title:  Managing Director
                                    ---------------------------------------

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

                                 EXHIBIT INDEX


Exhibit 1. Joint Filing Agreement dated as of November 27, 1996, by and among CPII, CPIII, CIPII, CIPIII, C/SIP, CIG, CIM, CIT, CITI, CITII, TC Group, and TCG.


Exhibit 2. Securities Purchase Agreement, dated as of August 28, 1996, by and among the Company and certain Purchasers identified therein.


Exhibit 3. Amendment No. 1 to the Securities Purchase Agreement dated November 20, 1996, by and among the Company and certain Purchasers identified therein.


Exhibit 4. Warrant Agreement, dated as of November 20, 1996, by and among the Company and certain Purchasers identified therein.


Exhibit 5. Agreement Among Partnerships (CP II) dated on or about November 20, 1996 by and among CPII, CPIII, CIPII, CIPIII, C/SIP, CIG, CIT, CITI, CITII.


Exhibit 6. Agreement Among Partnerships (CP III) dated on or about November 20, 1996 by and among CPII, CPIII, CIPII, CIPIII, C/SIP, CIG, CIT, CITI, CITII.


Exhibit 7. Agreement Among Partnerships (CITP) dated on or about November 20, 1996 by and among CPII, CPIII, CIPII, CIPIII, C/SIP, CIG, CIT, CITI, CITII.


Exhibit 8. Registration Rights Agreement, dated as of November 20, 1996, by and among the Company and certain Purchasers identified therein.

                                       29